June 9, 2006

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Donald C. Hunt
Peggy A. Fisher
Eric Atallah
Jay Webb

Re:	Nanometrics Incorporated
Amendment No. 1 to Registration Statement on Form S-4
Filed May 25, 2006
File No. 333-133033

Ladies and Gentlemen:

At the request of Nanometrics Incorporated (“Nanometrics”) and Accent Optical Technologies, Inc. (“Accent Optical”), we are responding to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 6, 2006 and addressed to Douglas J. McCutcheon, Chief Financial Officer of Nanometrics (the “Comment Letter”). Our responses to comments pertaining to Accent Optical are based on information provided to us by Accent Optical. Concurrent herewith, we are filing Amendment No. 2 to the aforementioned Registration Statement. We have enclosed a marked copy of the Registration Statement with this letter which shows changes from the Registration Statement as filed on May 25, 2006 for the convenience of the Staff. We have repeated your comments 1 through 8 below in bold type, and the numbered items below correspond to the number of the comment set forth in the Comment Letter. The page numbers referenced in the responses below correspond to the pages on the enclosed marked copies of the Registration Statement, as amended.

Joint Proxy Statement

Do any of the directors and executive officers of Accent Optical have any special interests in the merger?, page 7

1.	We note your response to prior comment 11. Relocate the disclosure on page 19 to here in order to answer this question.

In response to the Staff’s comment, we have relocated our disclosure to page 7.

United States Securities and Exchange Commission

June 9, 2006

Proposal Two—Payments to Executives, page 18

2.	Quantify the estimated benefits each individual would receive if shareholders approve this proposal.

In response to the Staff’s comment, we have revised our disclosure on page 20.

Opinion of Nanometrics’ Financial Advisor, page 62

3.	We note your response to prior comment 21. Please quantify the transaction fees to be paid to each of Cowen and Merrill Lynch if the merger is consummated.

In response to the Staff’s comment, Nanometrics has revised the disclosure on pages 70 and 75.

Proposal Two

Vote Required, page 162

4.	Expand the bold paragraph to explain why it is in the best interests of Accent Optical’s stockholders (other than the ones who will directly benefit) to vote for this proposal.

In response to the Staff’s comment, Nanometrics has revised the disclosure on page 165.

Item 22. Undertakings, page II-2

5.	We note your revisions in response to prior comment 34. Please also revise your undertakings to include the undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

In response to the Staff’s comment, Nanometrics has revised the disclosure beginning on page II-3.

Exhibit 8.2

6.	Given the first sentence in the second full paragraph on page 2, please file an updated opinion on the date you plan to go effective on the registration statement. Please remove limiting language in the penultimate paragraph that the opinion is “solely for the benefit of the Company” and that it “is not to he used… or otherwise relied upon” or make clear that shareholders are entitled to rely on the opinion.

In response to the Staff’s comment, Nanometrics is filing a revised Exhibit 8.2.

United States Securities and Exchange Commission

June 9, 2006

Form 8-K filed March 16, 2006

7.	Please refer to our prior comment 37. Please specifically incorporate by reference the Form 8-K/A filed on May 31, 2005 that includes Soluris Inc’s 2005 historical and pro forma financial statements into your Form S-4. Also, given the significant impact of the transaction on your 2005 historical and pro forma loss (as disclosed in your Form S-4), we believe it would be appropriate for your Form S-4 pro forma financial statement disclosures to discuss the transaction, to disclose the pro forma impact of the transaction on your fiscal 2005 revenues, loss and loss per share and cross-reference readers to the aforementioned Form 8-K for more information.

In response to the Staff’s comment, Nanometrics has specifically incorporated by reference the Form 8-K/A filed on May 31, 2006 and included a discussion of the impact of the transaction in its pro forma financial statement disclosure.

Form 10-Q for the quarterly period April 1, 2006

Note 3. Acquisitions, page 7

Soluris, page 7

8.	We see that the purchase price allocation was based on an independent appraisal. Please note that since you incorporate your Form 10-Q by reference in your Form S-4 you are required to identify the appraisal firm under “Experts” and include their consent in the registration statement. Alternatively you may state, in revised disclosure, that management is primarily responsible for estimating fair values for impairment purposes and considered a number of factors, including valuations or appraisals, when estimating fair value. Regardless of your decision, your disclosure should clearly indicate that management is responsible for the valuation. Please revise your filings as necessary based on our comment.

In response to the Staff’s comment, Nanometrics supplementally advises the Staff that our purchase price allocation was prepared by management and based on a number of factors, including the appraisal of the intangible assets performed by its appraisal firm, as further described in footnote 2 to the pro forma financial statement disclosure on page 112. Additionally, Nanometrics will, file an amendment to the Company’s Form 10-Q to clarify that management has primary responsibility for estimating fair values for impairment purposes.

Other Matters

On behalf of Nanometrics, we inform the Staff that we will be requesting acceleration of the effectiveness of the Registration Statement as soon as practicable after the comments of the Staff concerning the disclosure set forth in the Registration Statement, as amended, have been satisfied. Pursuant to Rule 461, such request may be made either in writing or orally. If the

United States Securities and Exchange Commission

June 9, 2006

request is made orally, we advise you that Nanometrics is aware of its obligations under the Securities Act of 1933, as amended, in connection with such request for acceleration.

An appropriate request for acceleration of effectiveness and information required pursuant to Rules 460 and 461 of the Securities Act and 15c2-8 of the Securities Exchange Act of 1934, as amended, will be delivered to the Staff.

In anticipation of providing a request for acceleration of the Registration Statement, pursuant to the letter dated May 2, 2006 from the Commission to Nanometrics, Nanometrics hereby acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Nanometrics may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to Rule 472, Amendment No. 2 is filed herewith in response to the Staff’s comments. Nanometrics confirms that no additional material changes were made in Amendment No. 2 for reasons other than: (i) in response to a specific Staff comment; (ii) as noted in this response letter; (iii) to update certain date-specific information; (iv) to update the Information Incorporated by Reference; and (v) to update Item 16. Exhibits and the Exhibit Index.

Please direct your questions or comments to Julia Reigel of this office (650-320-4509), Troy Foster of this office (650-565-3600) or me (650-320-4693). In addition, we would request that you provide a facsimile of any additional comments you may have to Ms. Reigel, Mr. Foster and me at 650-493-6811. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Aaron J. Alter

Aaron J. Alter

United States Securities and Exchange Commission

June 9, 2006

cc:	Douglas J. McCutcheon, Nanometrics Incorporated

Julia Reigel, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Troy Foster, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Neil Nathanson, Esq., Perkins Coie LLP

Gwyneth E. McAlpine, Esq., Perkins Coie LLP

enclosures